Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 7, 2007
Relating to Prospectus dated October 11, 2005
Registration No. 333-128929

Up to 10,000,000 Shares

Discovery Laboratories, Inc.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Discovery Laboratories, Inc.

Ticker / Exchange:	DSCO / Nasdaq Global Market

Offering size:	Up to 10,000,000 shares

Public offering price:	$2.50

Net proceeds to Issuer:	We expect the net proceeds from this offering of common stock to be up to approximately $23,590,000 after deducting the estimated placement agent’s fees and estimated offering expenses.

Use of Proceeds:	Except as described in any prospectus supplement or post effective amendment, we currently anticipate using the net proceeds from the sale of our common stock primarily for:

•	Preparing for the anticipated U.S. commercial launch of Surfaxin® for Respiratory Distress Syndrome in premature infants, including establishing our own U.S. commercial sales and marketing organization specialized in neonatal and pediatric indications, enhancing our medical affairs capabilities with medical science liaison personnel deployed throughout the U.S. and enhancing our manufacturing, compliance and regulatory capabilities;

•	Pursuing potential collaboration arrangements with international partners to co-develop and/or co-commercialize our neonatal and pediatric pipeline for Surfaxin and Aerosurf™, and potential world-wide strategic alliances for the development and/or commercialization of our novel Surfaxin Replacement Therapy (SRT) for respiratory conditions and disorders affecting adult patients;

•	Research, development and clinical trial activities associated with ongoing development of Aerosurf, including development and manufacture of a second-generation aerosolization system that will potentially be used in anticipated Phase 2b/3 clinical trials for treatment of respiratory conditions prevalent in the NICU and PICU and, if approved, in the commercial market;

•	Clinical trial costs associated with conducting clinical trials in 2008 and into 2009, including our ongoing Phase 2 and anticipated Phase 3 clinical trials for Surfaxin for the treatment of Acute Respiratory Failure and our anticipated Phase 2b/3 clinical trials for Surfaxin for the prevention of Bronchopulmonary Dysplasia; and

•	Exploratory development of our aerosolized SRT platform in other disease targets, such as Acute Lung Injury and Cystic Fibrosis.

The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for Surfaxin and our other SRT drug candidates and their intended uses. Pending the application of the net proceeds, we are investing the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

Trade date:	December 7, 2007

Settlement date:	December 12, 2007

Placement Agent:	Jefferies & Company, Inc.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE PLACEMENT AGENT OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-888-449-2342.